UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31413 / January 13, 2015

_____

In the Matter of	:
	:
FORUM FUNDS II	:
	:
Three Canal Plaza, Suite 600	:
Portland, ME 04101	:
	:
ACUITAS INVESTMENTS, LLC	:
	:
520 Pike Street, Suite 1221	:
Seattle, WA 98101	:
	:
(File No. 812-14345)	:
_____	:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Forum Funds II and Acuitas Investments, LLC filed an application on August 12, 2014, and
amendments to the application on September 19, 2014, November 18, 2014, November 21, 2014
and December 16, 2014, requesting an order under section 6(c) of the Investment Company Act
of 1940 (the "Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act,
as well as from certain disclosure requirements. The order permits applicants to enter into and
materially amend subadvisory agreements without shareholder approval and also grants relief
from certain disclosure requirements.

On December 18, 2014, a notice of the filing of the application was issued (Investment Company
Act Release No. 31385). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Forum Funds II and Acuitas Investments, LLC (File No. 812-14345) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary